SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________ )


                               GASCO ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    367220100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                Russell Cleveland
                  8080 N. Central Expressway, Suite 210, LB-59
                              Dallas, TX 75206-1857
                                  214-891-8294
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                    13D                   Page 2 of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BFS US Special Opportunities Trust PLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    4,083,332
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    4,083,332
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,083,332
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367220100                    13D                   Page 3 of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance Capital Growth & Income Fund III, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,041,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367220100                    13D                   Page 4 of __ Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance US Growth Investment Trust PLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    2,041,668
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,041,668
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,041,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367220100                   13D                   Page 5 of __ Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share ("Common Shares") of Gasco Energy, Inc. (the "Company"). The principal executive offices of the Company are located at 14 Inverness Drive East, Suite H-236, Englewood, Colorado 80112.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This statement is filed by BFS US Special  Opportunities Trust PLC (BFS
US), Renaissance Capital Growth and Income Fund III, Inc. ("Renaissance III"), and Renaissance US Growth Investment Trust PLC ("Renaissance US") (collectively, the "Reporting Persons").

     (b) BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o RENN Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o RENN Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     RENN Capital Group, Inc. ("RCG") is a corporation organized under the laws of the State of Texas, with its principal business and principal office at 8080
N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857. RCG is registered as an investment adviser under the Investment Adviser Act of 1940, and is the investment adviser for BFS US and Renaissance III, and the investment manager for Renaissance US.

     John A. Schmit, Vice President of Investments for RCG, serves on the Board of Directors of the Company. Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies. Renaissance III and Renaissance US are engaged in the business of investing principally in emerging or undervalued U.S. public companies. RCG is engaged in the business of an investment adviser and serves as investment adviser to Renaissance III and BFS US and investment manager to Renaissance US.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom. All of the directors and executive officers of Renaissance III are citizens of the United States. All of the directors of Renaissance US and BFS US are citizens of the United Kingdom, except for Russell Cleveland and C. A. Rundell, Jr., who are citizens of the United States.
-------------------------------------------------------------------------------

CUSIP No. 367220100                   13D                   Page 6 of __ Pages

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $2,957,591. The source of such funds was working capital of BFS US.

     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $1,514,105. The source of such funds was working capital of Renaissance III.

     The total amount of funds required by Renaissance US to acquire the securities reported in Item 5(a) was $1,482,095. The source of such funds was working capital of Renaissance US.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired beneficial ownership of the Common Shares reported in Item 5(a) in the ordinary course of business for investment purposes. As stated in Item 2(b) above, John A. Schmit, Vice President of Investments for RCG, serves on the Board of Directors of the Company.

     The Reporting Person(s) may participate in discussions with management or third parties in which the Reporting Person(s) may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing stockholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

     Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as each Reporting Person's investment objectives. Depending on such assessments, any or all of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

     Other than as described above and in clauses (a) and (c) below, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

     (a) On October 15, 2003, BFS US, Renaissance III, Renaissance US, and RCG entered into a convertible loan agreement (the "Loan Agreement") with the Company pursuant to which BFS US, Renaissance III, and Renaissance US purchased an aggregate of $2,500,000 in 8% Convertible Debentures (the "8% Convertible Debentures"). This transaction is more fully described in Item 6 and the form of 8% Convertible Debenture is attached hereto as Exhibit 2.

     (c) The Loan Agreement gives RCG the right to designate a nominee to serve as a member of the Board of Directors of the Company, and to designate a second nominee if the Company is in monetary default under the terms of the Loan Agreement, subject to certain limitations and restrictions. This transaction is more fully described in Item 6.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     (a) Under SEC rules and as of the date of this filing, BFS US beneficially owns 4,083,332 Common Shares, Renaissance III beneficially owns 2,041,667 Common Shares and Renaissance US beneficially owns 2,041,668 Common Shares, each as computed on a fully converted basis.

     Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by BFS US, Renaissance III, Renaissance US, and together represent approximately 9.0%, 4.5%, 4.5% and 17.9%, respectively, of the outstanding Common Shares of the Company. The foregoing percentages are calculated based on the 45,602,236 shares of the Company's Common Shares outstanding as of November 7, 2003, as reported in the Company's most recently filed Form 10-Q.

     BFS US, Renaissance III, and Renaissance US disclaim that they are members of a group for purposes of Regulation 13D.

CUSIP No. 367220100                   13D                   Page 7 of __ Pages

     The Common Shares deemed to be beneficially owned by BFS US are comprised of 1,999,999 Common Shares and 2,083,333 Common Shares issuable upon conversion of a $1,250,000 8% Convertible Debenture. This debenture is fully described in
Item 6 and is in substantially the form of Exhibit 2.

     The Common Shares deemed to be beneficially owned by Renaissance III are comprised of 1,000,000 Common Shares and 1,041,667 Common Shares issuable upon conversion of a $625,000 8% Convertible Debenture. This debenture is fully described in Item 6 and is in substantially the form of Exhibit 2.

     The Common Shares deemed to be beneficially owned by Renaissance US are comprised of 1,000,001 Common Shares and 1,041,667 Common Shares issuable upon conversion of a $625,000 8% Convertible Debenture. This debenture is fully described in Item 6 and is in substantially the form of Exhibit 2.


Number of shares as to which BFS US has:

(i)     Sole power to vote or to direct the vote of: 4,083,332.
(ii)    Shared power to vote or to direct the vote of: None.
(iii)   Sole power to dispose or to direct the disposition of: 4,083,332.
(iv)    Shared power to dispose or to direct the disposition of: None.

Number of shares as to which Renaissance III has:

(i)     Sole power to vote or to direct the vote of: 2,041,667.
(ii)    Shared power to vote or to direct the vote of: None.
(iii)   Sole power to dispose or to direct the disposition of: 2,041,667.
(iv)    Shared power to dispose or to direct the disposition of: None.

Number of shares as to which Renaissance US has:

(i)     Sole power to vote or to direct the vote of: 2,041,667.
(ii)    Shared power to vote or to direct the vote of: None.
(iii)   Sole power to dispose or to direct the disposition of: 2,041,667.
(iv)    Shared power to dispose or to direct the disposition of: None.


     (b) No transaction in the Common Shares was effected by a Reporting Person within the last 60 days.

     (c) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (d) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 15, 2003, BFS US, Renaissance III, Renaissance US, and RCG entered into a Convertible Loan Agreement (the "Loan Agreement") with the Company pursuant to which BFS US, Renaissance III, and Renaissance US purchased an aggregate of $2,500,000 in 8% Convertible Debentures (the "8% Convertible Debentures"). BFS US purchased $1,250,000 in such 8% Convertible Debentures, and Renaissance III and Renaissance US each purchased $625,000 in such Debentures. The Debentures bear interest at 8% per annum, which is payable monthly, and are convertible into 4,166,777 Common Shares of the Company, at the holder's option, at a conversion price of $0.60 per share. Monthly principal payments of $37,500 (in the aggregate) begin in the fourth quarter of 2006 and the maturity date of the 8% Convertible Debentures is October 15, 2008. The 8% Convertible Debentures are secured by the producing wellbores that the Company develops using the funds raised by the 8% Convertible Debentures.

CUSIP No. 367220100                   13D                   Page 8 of __ Pages

     The Loan Agreement gives RCG the right to designate a nominee to serve as a member of the Board of Directors of the Company while the 8% Convertible Debentures are outstanding. In addition, if the Company is in monetary default under the Loan Agreement and remains in such monetary default for at least ten
(10) days during any period when RCG has the right to designate a nominee to the Board of Directors, the Loan Agreement gives RCG the right to designate another nominee to the Board of Directors. The Loan Agreement requires the Company to nominate any designee that RCG has the right to designate, and requires the Company to use its best efforts to secure the election of any such designee. When the Reporting Persons cease, in the aggregate, to be the beneficial holders of Common Shares representing at least five percent (5%) of the issued and outstanding Common Shares of the Company, the Company shall not be obligated to nominate designees of RCG who are not affiliates of RCG. John Schmit, Vice President of Investments for RCG, joined the Board of Directors of the Company as the designee of RCG effective October 15, 2003.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit 2: Form 8.00% Convertible Debenture of the Company dated October 15, 2003 by and among The Frost National Bank, Custodian FBO Renaissance US, HSBC Global Custody Nominee (U.K.) Limited, Custodian FBO BFS US, and The Frost National Bank, Custodian FBO Renaissance III (previously filed as
     Exhibit 4.5 to the Company's Quarterly Report on From 10-Q for the quarterly period ended September 30, 2003, which was filed with the Commission on November 10, 2003, and which is incorporated herein by reference).



--------------------------------------------------------------------------------

CUSIP No. 367220100                   13D                      Page 9 of 9 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

     Dated as of: December 23, 2003



                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.



                              By:
                              Name:       Russell Cleveland
                              Title:      President and Chief Executive Officer


                              RENAISSANCE US GROWTH & INCOME TRUST PLC



                              By:
                              Name:       Russell Cleveland
                                 Title: Director


                              BFS US SPECIAL OPPORTUNITIES TRUST PLC



                              By:
                              Name:       Russell Cleveland
                                 Title: Director



-------------------------------------------------------------------------------

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS

Name                        Business Address                Principal Occupation

Edward O. Boshell, Jr.      c/o RENN Capital Group,                    Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Russell Cleveland           c/o RENN Capital Group, Inc.               Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Peter Collins               c/o RENN Capital Group, Inc.               Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Ernest C. Hill              c/o RENN Capital Group, Inc.               Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Charles C. Pierce, Jr.      c/o RENN Capital Group, Inc.               Director
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857
OFFICERS

Name                        Business Address                Principal Occupation

Russell Cleveland           c/o RENN Capital Group, Inc.     President and Chief
                            8080 North Central Expressway    Executive Officer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

John A. Schmit              c/o RENN Capital Group, Inc.         Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Robert C. Pearson           c/o RENN Capital Group, Inc.         Vice President
                            8080 North Central Expressway
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

Barbara A. Butschek         c/o RENN Capital Group, Inc.           Secretary and
                            8080 North Central Expressway              Treasurer
                            Suite 210, LB-59
                            Dallas, TX 75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance US are as follows:


DIRECTORS

Name                                 Business Address                  Principal
                                                                      Occupation

Michael B. Cannan                    c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Russell Cleveland                    c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Ernest J. Fenton                     c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Lord Mark Fitzalan Howard OBE        c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

C. A. Rundell, Jr.                   c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

William W. Vanderfelt                c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB
OFFICERS

None

     The name, business address, and principal occupation of the directors and executive officers of BFS US are as follows:


DIRECTORS

Name                                 Business Address                  Principal
                                                                      Occupation

Lord Lang of Monkton                 c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Russell Cleveland                    c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Ernest John Fenton                   c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

Anthony Arthur Reid                  c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB

William Weeks Vanderfelt             c/o Sinclair Henderson Limited     Director
                                     23 Cathedral Yard
                                     Exeter EX11HB
OFFICERS

None

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned in the capacities set forth below. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.



                              By:
                              Name:       Russell Cleveland
                              Title:      President and Chief Executive Officer


                              RENAISSANCE US GROWTH & INCOME TRUST PLC



                              By:
                              Name:       Russell Cleveland
                                 Title: Director


                              BFS US SPECIAL OPPORTUNITIES TRUST PLC



                              By:
                              Name:       Russell Cleveland
                                 Title: Director

                                                                       EXHIBIT 2


--------------------------------------------------------------------------------
This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts.
--------------------------------------------------------------------------------





                               GASCO ENERGY, INC.



                           8.00% Convertible Debenture



$1,000,000                                                                 No. 3


                        Date of Issue: September30, 2003

     Gasco Energy, Inc., a Nevada corporation (the "Company" or "Borrower"), for value received, promises to pay to:

                   HSBC Global Custody Nominee (U.K.) Limited

                             Designation No. 896414

or to its order, (together with any assignee, jointly or severally, the "Holder" or "Lender") on or before September 30, 2008 (the "Due Date") (unless this Debenture shall have been sooner called for redemption or presented for conversion as herein provided), the sum of One Million Dollars ($1,000,000) (the "Principal Amount") and to pay interest on the unpaid Principal Amount at the rate of 8.00% per annum. All payments of both principal and interest shall be made at the address of the Holder hereof as it appears in the books and records of the Borrower, or at such other place as may be designated by the Holder hereof.

     1. Interest. Interest on the Principal Amount outstanding from time to time shall be payable in monthly installments commencing November 1, 2003, and subsequent payments shall be made on the first day of each month thereafter until the Principal Amount and all accrued and unpaid interest shall have been paid in full. Overdue principal and interest on the Debenture shall bear interest at the maximum rate permitted by applicable law.

     2. Maturity. If not sooner paid, redeemed or converted, this Debenture shall mature on September 30, 2008 at which time the remaining unpaid Principal Amount, and all accrued and unpaid interest and any other charges then due under the Convertible Loan Agreement, shall be due and payable in full. This Debenture shall be prepaid pro rata with any prepayments of Indebtedness other than Senior Obligations. This Debenture shall be senior in right of payment to all other Indebtedness of the Company, except the Senior Obligations.

     3. Mandatory Principal Installments. If this Debenture is not sooner redeemed or converted as provided hereunder, Borrower shall pay to Holder, commencing on October 1, 2005 and continuing on the first day of each successive month thereafter prior to maturity, mandatory principal redemption installments, each of such installments to be in the amount of Fifteen Dollars ($15) per One Thousand Dollars ($1,000) of the then remaining Principal Amount, and further, at maturity, Borrower shall pay to Holder a final installment of the remaining unpaid Principal Amount and all accrued and unpaid interest on this Debenture and any other charges then due under this Debenture or the Convertible Loan Agreement.

     4. Optional Redemption by Holder.

          (a) If at any time after the date hereof (i) the Company's Common Stock, par value $0.01 per share ("Common Stock"), is not listed on the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"), or quoted on the NASDAQ National Market System ("National Market") or the NASDAQ SmallCap System ("SmallCap") or the Over-the-Counter Bulletin Board ("OTCBB"), (ii) there is a change of control of the Company's voting securities, without the written consent of the Holder, (iii) there is a change of at least two-thirds (2/3) of the members of the Company's Board of Directors as it shall exist on the date hereof, without the written consent of the Holder, (iv) all or substantially all of the assets or capital stock of the Company or its subsidiaries are sold, without the consent of the Holder, or (v) the Company or its subsidiaries are merged or consolidated with or into unaffiliated entities, without the written consent of Holder, the Holder shall have the right to require this Debenture to be redeemed by the Company at the sum equal to the Principal Amount, together with an amount equal to an 18% annual yield on the Principal Amount outstanding from time to time through the date of redemption (the "Redemption Date").

          (b) The Holder may exercise its right to require that the Company redeem this Debenture pursuant to Section 4(a) prior to maturity by giving notice thereof to the Company, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than 30 days nor more than 90 days after the date of the notice.

     5. Optional Redemption by Company.

          (a) On any interest payment date, and after receipt of irrevocable notice from the Borrower as provided for below, this Debenture is redeemable, in whole but not in part, at 101% of the Principal Amount, together with accrued and unpaid interest through the Redemption Date, by the Company, if all of the following conditions are satisfied: (i) the average closing bid price for the Common Stock for the twenty (20) consecutive trading days prior to the date of notice exceeds an amount equal to three and one third (3 1/3) times the Conversion Price then in effect, and the Common Stock is listed or quoted on the National Market, the SmallCap, AMEX, OTCBB or NYSE; (ii) the average daily trading volume for the twenty (20) consecutive trading days prior to the date of the irrevocable notice shall be no less than One Hundred Thousand (100,000) shares; (iii) the market price for the Common Stock at the time of notice reflects a price-to-book value ratio, based upon the most recently filed quarterly financial statements of the Borrower, of no greater than three
     (3), and (iv) the shares of Common Stock issuable upon conversion of this Debenture shall have been fully registered under applicable securities laws. The Company's right of redemption is subject to the Holder's prior right of conversion of the Debenture.

          (b) If the Holder shall notify the Company in writing of its intent to sell or otherwise transfer the Debenture (other than to an affiliate or a nominee holder of record), this Debenture is redeemable at the Borrower's option, in whole but not in part, at 101% of the Principle Amount, together with accrued and unpaid interest through the Redemption Date, by the Company for a period of up to thirty (30) days after the date of notice.

          (c) The Company may exercise its right to redeem this Debenture pursuant to Sections 5(a) and (b) prior to maturity by giving notice thereof to the Holder of this Debenture as such name appears on the books of the Borrower, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than 30 days nor more than 90 days after the date of the notice.

     6. Conversion Right. The Holder of this Debenture shall have the right, at Holder's option, at any time, to convert all, or, in multiples of $100,000, any part of this Debenture into such number of fully paid and nonassessable shares of Common Stock as provided herein. The Holder of this Debenture may exercise the conversion right by giving written notice (the "Conversion Notice") to Borrower of the exercise of such right and stating the name or names in which the stock certificate or stock certificates for the shares of Common Stock are to be issued and the address to which such certificates shall be delivered. The Conversion Notice shall be accompanied by the Debenture. The number of shares of Common Stock that shall be issuable upon conversion of the Debenture shall equal the outstanding Principal Amount of the Debenture divided by the Conversion Price (as defined below) and in effect on the date the Conversion Notice is given; provided, however, that in the event that this Debenture shall have been partially redeemed, shares of Common Stock shall be issued pro rata, rounded to the nearest whole share. Conversion shall be deemed to have been effected on the date the Conversion Notice is received (the "Conversion Date"). In the case of any Debenture called for redemption, the conversion rights will expire at the close of business on the Redemption Date. Within twenty (20) business days after receipt of the Conversion Notice, Borrower shall issue and deliver by hand against a signed receipt therefor or by United States registered mail, return receipt requested, to the address designated in the Conversion Notice, a stock certificate or stock certificates of Borrower representing the number of shares of Common Stock to which Holder is entitled and a check or cash in payment of all interest accrued and unpaid on the Debenture up to and including the Conversion Date. The conversion rights will be governed by the following provisions:

          (a) Conversion Price. On the issue date hereof and until such time as an adjustment shall occur, the initial Conversion Price shall be $0.60.

          (b) One Time Adjustment. In the event that Company's net cash flow from operations for the period commencing with the date of this Debenture through the end of the Company's fiscal year ending in 2004, is less than $2,000,000, and for the ten (10) trading days following the announcement of the Company's financial results for that period, whether by press release or public announcement or public filing, the volume-weighted average closing bid price for the Common Stock (the "New Average Price") is less than the Conversion Price, the Conversion Price shall be immediately reduced to the New Average Price.

          (c) Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Conversion Price, then in each such case the initial Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debenture into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

          (d) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received.

          (e) Stock Splits, Subdivisions or Combinations. In the event of a stock split or subdivision of shares of Common Stock into a greater number of shares, the Conversion Price shall be proportionately decreased, and in the event of a combination of shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the record date.

          (f) Stock Dividends. Shares of Common Stock issued as a dividend or other distribution on any class of capital stock of Borrower shall be deemed to have been issued without consideration.

          (g) Exceptions. The term "Additional Common Stock" herein shall mean all shares of Common Stock or securities convertible or exercisable into shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B) Common Stock issuable upon conversion of presently issued and outstanding shares of Preferred Stock of the Borrower or (C) Common Stock issuable upon exercise of presently outstanding stock options and warrants.

          (h) Adjustment for Mergers and Consolidations. In the event of any consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith, consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the maturity of this Debenture to purchase, at a total price equal to the Conversion Price immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were convertible by the Holder immediately prior to such consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on the same basis with holders of Common Stock as if this Debenture had been converted immediately prior to such event, less the Conversion Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease and this Debenture shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Debenture, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Debenture.

          (i) Distributions. In the event of distribution to all Common Stock holders of any securities, cash or properties or assets or other rights to purchase securities or assets, then, after such event, this debenture will also be convertible into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event.

          (j) Capital Reorganization and Reclassification. In case of any capital reorganization or reclassification of the Common Stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), this Debenture shall be convertible into the kind and number of shares of stock or other securities or property of Borrower to which the Holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event. The provisions of the immediately foregoing sentence shall similarly apply to successive reorganizations, reclassifications, consolidations, exchanges, leases, transfers or other dispositions or other share exchanges.

          (k) Notice. In the event Borrower shall propose to take any action which shall result in an adjustment in the Conversion Price, Borrower shall give notice to the Holder of this Debenture, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place. Such notice shall be given on or before the earlier of 10 days before the record date or the date which such action shall be taken. Such notice shall also set forth all facts (to the extent known) material to the effect of such action on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of this Debenture.

          (l) Certificate. Following completion of an event which results in an adjustment to the Conversion Price, Borrower shall furnish to the Holder of this Debenture a statement, signed by the Chief Executive Officer and the Secretary of the Borrower, of the facts creating such adjustment and specifying the resultant adjusted Conversion Price then in effect, which statement shall constitute an amendment to this Debenture.

          (m) Vote of Shareholders. In the event of an adjustment to the Conversion Price due to a sale of securities by the Borrower below the Conversion Price which would result in the Holders of all Debentures evidencing the Loan having the right to acquire more than 20% of the then outstanding shares of Common Stock, the Borrower agrees to hold a vote of the shareholders prior to such event to authorize such an adjustment. In the event the shareholders do not authorize the issuance of such additional shares within such period, the Holder shall have the right to cause the Company to redeem the Debenture in accordance with the provisions of
     Section 4.


     7. Reservation of Shares. Borrower warrants and agrees that it shall at all times reserve and keep available, free from preemptive rights, sufficient authorized and unissued shares of Common Stock or treasury shares of Common Stock necessary to effect conversion of this Debenture.

     8. Taxes. The Company shall pay any documentary or other transactional taxes attributable to the issuance or delivery of this Debenture or the shares of Common Stock issued upon conversion by the Holder (excluding any federal, state or local income taxes and any franchise taxes or taxes imposed upon the Holder by the jurisdiction, or any political subdivision thereof, under which such Holder is organized or is qualified to do business).

     9. Default.

          (a) Event of Default. An "Event of Default" shall exist if an "Event of Default" (as defined in that certain Convertible Loan Agreement, dated, September 30, 2003, among Borrower, Lenders and Renaissance Capital Group, Inc., a Texas corporation, as Agent for the Lenders (the "Agent")) shall occur and be continuing.

          (b) Remedies Upon Event of Default. If an Event of Default shall have occurred and be continuing, then the Holder may exercise any one or more of the rights and remedies provided in the Loan Documents, as the Holder, in its sole discretion, may deem necessary or appropriate.

          (c) Remedies Nonexclusive. Each right, power or remedy of the Holder hereof upon the occurrence of any Event of Default as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Holder or transferee hereof of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies.

          (d) Expenses. Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any provided therefore, Borrower agrees to pay and shall pay all reasonable costs and expenses (including attorneys' fees and expenses) incurred by the Holder in connection with the preservation and enforcement of Holder's rights under the Convertible Loan Agreement, the Debenture, or any other Loan Document.

     10. Failure to Act and Waiver. No failure or delay by the Holder hereof to require the performance of any term or terms of this Debenture or not to exercise any right or any remedy shall constitute a waiver of any such term or of any right or of any default, nor shall such delay or failure preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable, or to later declare a default for failure to effect such payment of any such other amount. The failure of the Holder of this Debenture to give notice of any failure or breach of the Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

     11. Consent to Jurisdiction. The Company hereby agrees and consents that any action, suit or proceeding arising out of this Debenture shall be brought in any state or federal court located in Dallas County, Texas, including the United States District Court for the Northern District of Texas, all at the sole election of the Holder hereof, and by the issuance and execution of this Debenture, the Borrower irrevocably consents to the exclusive jurisdiction and venue of each such courts. The Company hereby irrevocably appoints CT Corporation System, Dallas, Texas, as agent for the Borrower to accept service of process for and on behalf of the Borrower in any action, suit or proceeding arising out of this Debenture. Except for default in payment of interest or principal when and as they become due, and except as otherwise specifically set forth herein or otherwise agreed to in writing by the parties, any action, dispute, claim or controversy (all such herein called "Dispute") between or among the parties as to the facts or the interpretation of the Debenture shall be resolved by arbitration as set forth in the Convertible Loan Agreement.

     12. Holder's Right to Request Multiple Debentures. The Holder shall, upon written request and presentation of the Debenture, have the right, at any interest payment date, to request division of this Debenture into multiple instruments, each of such to be in such amounts as shall be requested; provided, however, that no Debenture shall be issued in denominations of less than $50,000.

     13. Transfer. Subject to Section 12.08 of the Convertible Loan Agreement, this Debenture may be transferred on the books of the Borrower by the registered Holder hereof, or by Holder's attorney duly authorized in writing, in multiples of $50,000, only upon (i) delivery to the Borrower of a duly executed assignment of the Debenture, or part thereof, to the proposed new Holder, along with a current notation of the amount of payments received and net Principal Amount yet unfunded, and presentment of such Debenture to the Borrower for issue of a replacement Debenture, or Debentures, in the name of the new Holder, (ii) the designation by the new Holder of the Lender's agent for notice, such agent to be the sole party to whom Borrower shall be required to provide notice when notice to Holder is required hereunder and who shall be the sole party authorized to represent Lender in regard to modification or waivers under the Debenture, the Convertible Loan Agreement, or other Loan Documents; and any action, consent or waiver (other than a compromise of principal and interest) when given or taken by Lender's agent for notice, shall be deemed to be the action of the holders of a majority in amount of the Principal Amount of the Debenture, as such holders are recorded on the books of the Borrower, and (iii) in compliance with the legend to read as follows:

          "This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts."

     The Company shall be entitled to treat any holder of record of the Debenture as the Holder in fact thereof and of the Debenture and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

     14. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or by overnight service, such as FedEx, and accompanied by a signed receipt therefor; or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows: (i) if to the Borrower at its address for notice as stated in the Convertible Loan Agreement; and (ii) if to the Holder of this Debenture, to the address (a) of such Holder as it appears on the books of the Borrower or
(b) in the case of a partial assignment to one or more Holders, to the Lender's agent for notice, as the case may be. Any notice of communication shall be deemed given and received as of the date of such delivery if delivered; or if mailed, then three days after the date of mailing.

     15. Maximum Interest Rate.

          (a) Regardless of any provision contained in this Debenture, Lender shall never be entitled to receive, collect or apply as interest on the Debenture any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Debenture is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any non principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debenture; provided that, if the Debenture is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debenture and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

          (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debenture under the laws which are presently in effect of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holders of the Debenture and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holder of the Debenture and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.



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     16. Convertible Loan Agreement, Guaranty and [the Mortgage]. This Debenture
is issued pursuant to the Convertible Loan Agreement, and the Holder is entitled to all the rights and benefits thereunder. Both Borrower and the Holder have participated in the negotiation and preparation of the Convertible Loan Agreement and of this Debenture. Borrower agrees that a copy of the Convertible Loan Agreement with all amendments, additions and substitutions therefor shall be available to the Holder at the offices of Borrower. The indebtedness evidenced by this Debenture is secured pursuant to [the Mortgage] dated of even date herewith among the Company, certain of its subsidiaries and the Holder, and the Holder is entitled to all rights and benefits of a secured party thereunder. The payment and performance of this Debenture is guaranteed by the Company's subsidiaries pursuant to their Guaranty dated of even date herewith.


                  [Remainder of Page Intentionally Left Blank]


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     17. Defined Terms. Capitalized terms used but not defined herein shall have the meaning given them in the Convertible Loan Agreement.

     18. Governing Law. This Debenture shall be governed by and construed and enforced in accordance with the substantive laws of the State of Texas, without regard to the conflicts of laws provisions thereof, and the applicable laws of the United States.

     IN WITNESS WHEREOF, the Company has caused this Debenture to be duly issued, executed and delivered on the date and year above stated.



                           GASCO ENERGY, INC.



                        By:
                      Name:
                     Title:




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